# JANNEY MONTGOMERY SCOTT LLC

Consolidated Statement of Financial Condition and Supplemental Information
with Report of Independent Registered Public Accounting Firm

December 31, 2024



| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-00462 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Janney Montgomery Scott LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1717 Arch Street
(No. and Street)

| Philadelphia | PA | 19103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Anthony Miller | 215-665-6137 | amiller2@janney.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

| 171 N. Clark Street Suite 200 | Chicago | IL | 60601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| | 248 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Anthony Miller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Janney Montgomery Scott LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as ~~that of a customer~~.

Commonwealth of Pennsylvania - Notary Seal
JANELLE M BATEMAN - Notary Public
Philadelphia County
My Commission Expires August 18, 2027
Commission Number 1239922

Janelle M. Bateman
Notary Public

Signature: [signature]

Title:
Chief Executive Officer

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# JANNEY MONTGOMERY SCOTT LLC

Consolidated Statement of Financial Condition and Supplemental Information

December 31, 2024

## Contents



**GRANT THORNTON LLP**

757 Third Ave., 9th Floor
New York, NY 10017-2013

**D** +1 212 599 0100
**F** +1 212 370 4520

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
Janney Montgomery Scott LLC

**Opinion on the financial statements**

We have audited the accompanying consolidated statement of financial condition of Janney Montgomery Scott LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for opinion**

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



**Supplemental information**
The supplemental information contained in Schedule I ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2024.


New York, New York
February 28, 2025

# JANNEY MONTGOMERY SCOTT LLC
## Consolidated Statement of Financial Condition
### December 31, 2024

**Assets:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 82,106,433 |
| Segregated cash | | 10,600,055 |
| Receivable from brokers, dealers and clearing organizations: | | |
| Securities borrowed | | 2,835,889,387 |
| Securities failed to deliver | | 2,590,268 |
| Clearing organizations | | 19,460,963 |
| Receivable from customers (net of allowance for doubtful accounts) | | 876,844,843 |
| Right-of-use assets | | 96,347,088 |
| Securities owned, at fair value | | 275,011,209 |
| Investments in partnerships | | 339,621 |
| Furniture, equipment and leasehold improvements (net of accumulated depreciation) | | 43,846,018 |
| Intangible assets (net of accumulated amortization) | | 1,356,945,857 |
| Goodwill | | 535,916,465 |
| Corporate owned life insurance ("COLI") | | 238,725,139 |
| Employee loans and advances (net of reserve) | | 309,401,372 |
| Mutual fund commissions receivable | | - |
| Deposits with clearing organizations and others | | 22,738,694 |
| Other assets | | 110,904,550 |
| Total assets | $ | 6,817,667,962 |

**Liabilities and equity:**

| | | |
|---|---|---:|
| Short-term bank loans | $ | 28,265,940 |
| Payable to brokers, dealers and clearing organizations: | | |
| Securities loaned | | 3,266,086,606 |
| Clearing organizations | | 13,647,655 |
| Securities failed to receive | | 1,861,896 |
| Lease liabilities | | 98,138,903 |
| Payable to customers | | 298,366,860 |
| Securities sold, not yet purchased, at fair value | | 38,997,897 |
| Accrued compensation | | 412,278,819 |
| Securities sold under agreements to repurchase | | - |
| Other liabilities | | 90,718,634 |
| | | 4,248,363,210 |
| | | |
| Liabilities subordinated to the claims of general creditors | | 853,466,000 |
| | | |
| Stockholders' equity | | 1,717,117,068 |
| Accumulated other comprehensive loss | | (1,278,316) |
| Total liabilities and stockholders' equity | $ | 6,817,667,962 |

See Accompanying Notes

# JANNEY MONTGOMERY SCOTT LLC
## Notes to Consolidated Statement of Financial Condition

### December 31, 2024

## 1. ORGANIZATION

Janney Montgomery Scott LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission ("SEC"), a registered introducing broker with the U.S. Commodities and Futures Trading Commission ("CFTC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Industry Protection Corporation ("SIPC") and a member of the National Futures Association ("NFA"). The Company engages in a broad range of activities in the private wealth management, equity, and fixed income capital markets.

Prior to November 30, 2024, the Company was a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual"). Effective November 29, 2024, all ownership interests of Janney Montgomery Scott LLC ("Predecessor Company") were acquired by June Purchaser LLC ("Parent") (the "Transaction"). The Parent is an investment vehicle ultimately controlled by Kohlberg Kravis Roberts & Co. L.P., (together with their affiliates, including the KKR Stockholder and the funds and other entities that own it, "KKR") through a series of Delaware entities: June Holdco, LLC, June Intermediate, LLC, and June Topco, LLC ("Topco"). The Company is referred to as "Successor Company" within these financial statements under the ownership of June Purchaser LLC. Janney Capital Management and Janney Trust Company LLC ("JTC") are wholly owned subsidiaries of the Company and consolidated for financial statement purposes.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Transaction was accounted for as a business combination using the acquisition method of accounting in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 805, "Business Combinations." The Company has elected to apply push down accounting to establish a new basis of accounting. Accordingly, the consolidated financial statements are presented for two periods, Predecessor and Successor, which relate to the accounting periods preceding and succeeding the completion of the Transaction. A vertical line separates the Predecessor and Successor periods on the face of the consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. Due to the changes in accounting bases, the periods are not comparable.

Successor — The consolidated financial statements as of December 31, 2024, and for the period from November 30, 2024 through December 31, 2024, include the accounts of the Company subsequent to the closing of the Transaction on November 29, 2024 ("Successor period").

Predecessor — The consolidated financial statements of the Predecessor Company through the closing of the Transaction on November 29, 2024 ("Predecessor period").

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Principles of Consolidation

The consolidated financial statements include the Company and its controlled subsidiaries. All significant inter-company transactions and balances among the consolidated entities have been eliminated.

### Cash and Cash Equivalents

Cash and cash equivalents include deposits held at financial institutions, which are available for the Company's use with no restrictions, with original maturities of 90 days or less. As of December 31, 2024, the Company did not have any cash equivalents.

### Segregated Cash

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, a broker-dealer carrying client accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. As of December 31, 2024, the Company did not have a requirement to segregate cash in a special reserve account for the benefit of customers.

The Company conducts a fully paid lending program, in which customers agree to make available their fully paid securities to be loaned to third parties in exchange for a fee. As of December 31, 2024, the Company held cash collateral of $10,600,055 in a segregated account for the exclusive benefit of customers of this program.

### Securities Transactions

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition. The Company considers these receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by the related client investments. As of December 31, 2024, the Company pledged $36,502,195 of Securities Owned as collateral to meet clearing fund requirements for securities transactions in addition to the cash deposits on the Consolidated Statement of Financial Condition.

Securities owned and securities sold, not yet purchased are valued at quoted market prices except for certain fixed income instruments whose fair value is determined by matrix pricing utilized by a recognized independent pricing service, which management believes to approximate fair value. Firm inventory positions are not typically held for more than thirty days.

### Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit collateral which must equal or exceed 102% of the contract value with cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral of 102% of the contract value in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the fair value of securities borrowed or loaned. The Company monitors the fair value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained, deposited, or refunded as necessary. As of December 31, 2024, the Company had securities borrowed of $2,835,889,387 and securities loaned of $3,266,086,606, which were collateralized by securities of $2,743,942,384 and $3,155,784,888 respectively.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Repurchase Agreements

Repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. To ensure that the market value of the underlying collateral remains sufficient, the securities are valued daily, and collateral is obtained from or returned to the counterparty when contractually required. As of December 31, 2024, the Company had no open repurchase agreements.

### Financial Instruments

The Company's financial instruments are measured at fair value in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurement and Disclosures*. ASC 820 defines fair value as the price that would be received to sell an asset, or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes actively traded exchange traded-funds, mutual funds, and equity securities.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes corporate fixed income securities, certificates of deposit, unit investment trusts, government and agency obligations, and municipal debt securities.

- Level 3 inputs are unobservable inputs for the asset or liability, and are used in situations where there is, little if any, market activity for the asset or liability. This category includes auction rate securities, and certain equity and fixed income securities not actively traded.

### Valuation Techniques

The Company generally utilizes third-party pricing services to value investment securities. The Company reviews the methodologies and assumptions used by the third-party pricing services and evaluates the values provided, principally by comparison with other available market quotes for similar instruments and/or analysis based on third-party market data. As a result of the review, the Company may occasionally adjust certain values provided by the third-party pricing service when the adjusted price most appropriately reflects the fair value of the particular security.

**Equity securities (corporate stocks):** All equity securities that are publicly traded stocks with observable prices in active markets receive a Level 1 rating, the highest in the hierarchy. Equity securities which are not actively traded, but which are priced based on similar assets traded in active markets are given a Level 2 rating. All equity securities that are not actively traded and are valued with unobservable inputs significant to the measurement are classified as Level 3.

**Corporate obligations:** Corporate obligations which are priced based on similar assets traded in active markets or other observable inputs are given a Level 2 rating.

**Certificates of Deposit (CDs):** CDs which are priced based on similar assets traded in active markets or other observable inputs are given a Level 2 rating.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Government and agency obligations:** The fair values of government and agency obligations are based on observable market data and are therefore classified as Level 2 securities.

**Municipal obligations**: Municipal obligations are valued daily using current market data and are categorized as Level 2 securities. In order to validate reasonableness, prices are reviewed through comparison with directly observed recent market trades or comparison of all significant inputs used in the valuation to management's observations of those inputs in the market.

**Contingent payment arrangements**: Contingent payment arrangements relate to contingent payment liabilities associated with a prior year acquisition and are included in Other Liabilities in the Consolidated Statement of Financial Condition. Annually, the Company estimates the fair value of the contingent consideration expected to be paid using a Monte Carlo simulation. These estimates include significant unobservable market inputs, such as discount rate and revenue projections, and are given a Level 3 rating.

### Employee Loans and Advances

The Company provides certain financial consultants with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally repayable through bonuses over a three-to-ten-year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company carries a reserve for uncollectible amounts for these terminated employees based on historical collection rates and management's knowledge of the circumstances of individual loans. Accrued bonuses of $21,973,620 corresponding to loan amortization are included in Accrued compensation in the Consolidated Statement of Financial Condition.

### Current Expected Credit Losses

The Company assessed the current expected credit loss for assets in scope of ASU 326 below:

**Receivables from clients:** Receivables from clients is primarily composed of margin loan balances. The value of the securities owned by clients and held as collateral for these receivables is not reflected in the consolidated financial statements and the collateral was not repledged or sold as of December 31, 2024. The Company considers these financing receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by the related client investments.

To estimate expected credit losses on margin loans, the Company applied the collateral maintenance practical expedient by comparing the amortized cost basis of the margin loans with the fair value of the collateral at the reporting date. Margin loans are limited to a percentage of the total value of the securities held in the client's account against those loans.

The Company requires, in the event of a decline in the market value of the securities in a margin account, the client to deposit additional securities or cash so that, at all times, the value of the securities in the account, at a minimum, cover the loan to the client. As such, the Company reasonably expects that the borrower will be able to continually replenish collateral securing the financial asset and does not expect the fair value of collateral to fall below the amortized cost bases of the margin loans and, as a result, we consider the credit risk associated with these receivables to be minimal. In circumstances when a loan becomes under-collateralized and the client fails to deposit additional securities or cash, we reserve the right to liquidate the account and therefore the expected credit loss for those loans was zero as of December 31, 2024.

**Receivables from revenue contracts with customers:** The majority of our revenue receivables are from investment advisory fees, and distribution revenues, that are typically paid out of the client accounts or third-party products consisting of cash and securities. Due to the size of the fees in relation to the value of the cash and securities in accounts or funds, the collateral value always exceeds the amortized cost basis of the receivables, resulting in a remote risk of loss. In addition, the receivables have a short duration, generally due within 30 to 90 days, and there is no historical evidence of market declines that would cause the fair value of the underlying collateral to decline below the amortized cost of the receivables.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company considered current conditions, and there is not a foreseeable expectation of an event or change which would result in the receivables being under collateralized or unpaid. The expected credit loss for receivables from revenue contracts with customers was zero as of December 31, 2024.

**Securities borrowed and securities loaned:** Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are reported as collateralized financing and are carried at cost within the Consolidated Statement of Financial Condition. The fair value of the underlying collateral must equal or exceed 102% of the carrying amount of the transaction. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral, as appropriate. As of December 31, 2024, there is no allowance provision required for the collateral advanced.

**Employee loans:** As discussed above, employee loans are primarily comprised of loans provided to certain key revenue producing financial advisors, primarily for recruiting, transitional cost assistance, and retention purposes. These loans meet the definition of a financial asset at amortized cost, as the employer has to have the right to receive payment for the loan from the employee, including in circumstances where employment is terminated. The Company is exposed to a loss if the employee terminates with an outstanding balance and is not able to repay. The Company developed an estimate of potential credit losses for active employee loans based upon historical information, current conditions, and reasonable and supportable forecasts. As a result, employee loans of $309,401,372 are net of current expected credit losses of $346,792 in the Consolidated Statement of Financial Condition.

### Dividend Reinvestment Programs

The Company offers a dividend reinvestment plan (DRIP) that allows clients to reinvest their cash dividends into additional fractional shares of the underlying stock on the dividend payment date. When a fractional share resulting from the reinvestment of cash dividends is attributed to a client, the Company records the reinvested dividends for the client-held fractional share as pledged collateral recorded in other assets with an offsetting liability to repurchase the shares, recorded in Other Liabilities on the Consolidated Statement of Financial Condition. As of December 31, 2024, the corresponding asset and liability for the DRIP program was $19,932,262.

### Taxes

**Predecessor period:**

For income tax reporting purposes, the Predecessor Company was treated as a disregarded entity and its income included within a consolidated federal income tax return filed by Penn Mutual. In accordance with the tax allocation policy of the consolidated group, the Predecessor Company determined its federal income tax liability on a benefits for loss basis and made required tax payments to Penn Mutual.

Deferred income tax assets and liabilities were established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities were measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets were expected to be settled or realized. The Company accounts for income taxes according to ASC 740, *Income Taxes*.

Penn Mutual, as a mutual insurance company, is generally not subject to state income taxes. As a result, the Predecessor Company, as a disregarded entity for federal tax purposes, had limited state income tax liability.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Successor period:

The Successor Company is a disregarded entity for federal and applicable state income tax purposes. As such, the results of the Company's operations are passed through to its owners. The ultimate tax liability or benefit is borne by the investors in North America Fund XIII based on its structure as a private equity fund.

### Stock-Based Compensation

The Company accounts for stock-based compensation awards granted based on the grant date fair value estimated in accordance with the provisions of ASC No. 718, Compensation – Stock Compensation ("ASC 718"). The Company utilizes the Black-Scholes valuation model for estimating the fair value of the equity units granted and a market-based approach using an option-based valuation method, OPM Backsolve, for estimating the fair value of the Company's equity units. The Company utilizes the practical expedient available to nonpublic entities for determining the expected term and current price of the underlying share in estimating the fair value of the award.

### Furniture, Equipment and Leasehold Improvements

Within the Predecessor period, all furniture, equipment, and leasehold improvements were recorded at cost, net of accumulated depreciation, and were adjusted to fair value in the Successor Period as a result of the Transaction. Depreciation on leasehold improvements is recorded on a straight-line basis over the length of the lease. Depreciation of furniture and equipment is recorded on a straight-line basis over the useful life of the asset.  Furniture, equipment, and leasehold improvements, net consist of the following as of December 31, 2024:

|  | 2024 | Useful Life |
|---|---|---|
| Furniture and equipment | 17,483,434 | 3-7 Years |
| Leasehold improvements | 27,172,683 | 1-16 Years |
| | $ 44,656,117 | |
| Less: Accumulated depreciation | (810,099) | |
| Furniture, equipment and leasehold improvements, net | $ 43,846,018 | |

### Leases

The Company leases office space under operating leases and determines if an arrangement is an operating or finance lease at inception. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a right-of-use ("ROU") asset and lease liability at the commencement date of the lease. ROU assets and lease liabilities will be initially measured as the present value of the sum of the remaining minimum lease payments utilizing an incremental borrowing rate determined in accordance with ASC 842. The lease liability is decreased by the cash payment made and increased by the interest expense accreted on a monthly basis. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses the applicable federal rates. The implicit rates of our leases are not readily determinable and accordingly, we use the applicable federal rates as posted by the IRS on a monthly basis. Our lease terms may include options to extend or terminate the lease. The ROU assets and lease liabilities are adjusted when a new lease or amendment is signed.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Derivative Financial Instruments

The Company maintains a deferred award program for its financial advisors in which awards are granted based on prior year gross production as discussed in Note 15. These awards cliff vest over five- or seven-year periods. Financial advisors must be employed at the time of vesting to be paid the award. The Company allows the financial advisors to select from a menu of investment options upon which the applicable cumulative investment gains or losses will be paid at the time of full vesting.

Beginning with the award granted in 2013, the Company, in order to hedge its market risk associated with these elections, uses total return swaps designated as cash flow hedges under ASC 815, *Derivatives and Hedging*, in order to provide the market returns and match the appropriate gains/losses on the hedges to the associated compensation liability. Net cash settlements are passed between the parties on a monthly basis and then reestablished each month based on the current market value and any cumulative changes in the underlying elections by the financial advisors.

Cash collateral is posted throughout the month on any market movements in excess of $100,000. Collateral of $4,340,000 was exchanged between the parties to satisfy any margin requirements as of December 31, 2024. The maximum length of time which the Company is hedging its exposure to the variability in future cash flows is seven years.

At inception, the Company determined that the total return swaps met the criteria for hedge accounting. Ongoing effectiveness evaluations are made for the total return swaps that are designated and qualifying as a hedge. If a portion of the hedge is deemed ineffective, that portion of the gain or loss would be reported against income immediately.

The Company enters into US Treasury bond and note futures contracts as part of its fixed income business, to manage interest rate risk associated with its municipal bond inventory. These positions are executed directly with another financial institution, which requires the Company to maintain a minimum margin with the institution. Variation margin and intra-day margin may also be required if the market moves against the underlying positions. As of December 31, 2024, the Company had a net receivable with the counterparty of $4,125,143 recorded in Other Assets on the Consolidated Statement of Financial Condition.

The following table provides the notional value and fair value of the Company's derivative instruments as of December 31, 2024:

| | Number of Contracts | Notional Value | Consolidated Statement of Financial Condition | Receivable/ (Payable) Fair Value |
|---|---|---|---|---|
| **Derivatives designated as hedging instruments:** | | | | |
| Total return swaps | 44 | $ 127,024,416 | Other liabilities | $ (442,008) |
| **Derivatives not designated as hedging instruments:** | | | | |
| Treasury futures | 6 | $ (38,179,758) | Other assets | $ 4,125,143 |

## 3. BUSINESS COMBINATIONS

Effective November 29, 2024, all ownership interests of Janney Montgomery Scott LLC were acquired by June Purchaser LLC an investment vehicle beneficially owned by investment funds and entities managed or sponsored by KKR, for total consideration of approximately $2.51 billion. The total consideration included $1.75 billion in cash paid to sellers at closing, $655 million for the repayment of existing indebtedness, and $107.9 million in contingent consideration. The contingent consideration is a liability of our Parent entity.

## 3. BUSINESS COMBINATIONS (CONTINUED)

Concurrent with the closing of the Transaction, the Company incurred a subordinated liability of $853,466,000 to its Parent entity. Refer to Note 6 for more details.

The Transaction was accounted for as a business combination which requires that assets acquired and liabilities assumed are recorded at their respective fair values as of the date of the acquisition. The acquired Janney customer relationships were valued using the Multi-Period Excess Earnings Method (MPEEM) based on significant management assumptions such as revenue growth rates, discount rate, and assumed customer attrition rates. The fair value of the tradename was determined using a relief from royalty valuation method based on discounted cash flow analyses that include significant management assumptions such as revenue growth rates, discount rate and assumed royalty rates. Fixed assets were valued using the cost approach, while right-of-use assets and lease liabilities were measured at the present value of lease payments as of the acquisition date. Additionally, employee loans were valued using the income approach. Any excess of the fair value of the purchase consideration over the identified net assets was recorded as goodwill. The allocation of the purchase price is preliminary and subject to change based on finalization of closing statements in accordance with the terms of the Purchase Agreement. Accordingly, adjustments may be made to the values of the assets acquired and liabilities assumed as additional information is obtained about the facts and circumstances that existed at the Transaction date. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the Transaction date.

In connection with the Transaction, the Company recorded approximately $535.9 million of goodwill, which is not deductible for income tax purposes. Additionally, customer relationships and trade name intangible assets were recognized. Factors that contributed to the recognition of intangible assets for the acquisition included expected growth rates and profitability of the Predecessor Company. The increase in expected growth rates is primarily related to organic growth in assets under management. The increase in expected profitability is primarily related to increased asset under management growth from new relationships.  The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Transaction date.

| | Purchase Price Allocation |
|---|---:|
| Cash and cash equivalents | $ 179,884,952 |
| Segregated Cash | 19,881,653 |
| Receivables from brokers, dealers, and clearing organizations | 2,932,901,542 |
| Receivable from customers (net of allowance for doubtful accounts) | 860,103,227 |
| Securities owned | 338,438,795 |
| Investments in partnerships | 339,620 |
| Furniture, equipment and leasehold improvements | - |
| (net of accumulated depreciation) | 44,528,521 |
| Trade name (indefinitve-lived) | 440,600,000 |
| Customer relationships | 919,010,000 |
| Deposits with clearing organizations and others | 36,170,612 |
| Employee loans and advances (net of reserve) | 279,055,109 |
| Right-of-use Assets | 98,230,973 |
| Corporate owned life insurance | 240,272,529 |
| Other assets | 144,245,906 |
| Short-term bank loans | (24,114,345) |
| Payables to brokers, dealers and clearing organizations | (3,258,792,996) |
| Payables to customers | (482,786,032) |
| Securities sold, not yet purchased | (38,088,343) |
| Accrued compensation | (396,239,612) |
| Lease liabilities | (98,230,973) |
| Other liabilities | (263,409,103) |
| Estimated fair value of net assets acquired | 1,972,002,035 |
| Consideration Transferred | 2,507,918,500 |
| Total Goodwill | $ 535,916,465 |

## 3. BUSINESS COMBINATIONS (CONTINUED)

The customer relationships intangible asset is amortized on a straight-line basis over 30 years. The tradename intangible asset was recorded as an indefinite-lived intangible asset and will be monitored for impairment indicators each reporting period, or more frequently if triggering events occur.

## 4. FAIR VALUE MEASUREMENTS

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. Refer to Note 2 to these consolidated financial statements for a further discussion on the Company's policies.

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2024

| Assets<br>Securities owned, at fair value | Quoted prices in active markets (Level 1) | Significant other observable imputs (Level 2) | Significant unobservable inputs (Level 3) | Total |
|---|---|---|---|---|
| Equities, ETFs, & options | 1,086,405 | 730,002 | 68,510 | 1,884,917 |
| Preferred Equity | | 20,342,901 | 365 | 20,343,266 |
| Corporate Bonds | | 78,799,836 | 6,487 | 78,806,323 |
| CDs | | 11,123,710 | | 11,123,710 |
| Municipal Bonds | | 89,410,059 | 15,889 | 89,425,948 |
| Government and agency obligations | | 64,485,147 | 13 | 64,485,160 |
| Other Investments | | | 8,941,885 | 8,941,885 |
| **Total assets measured at fair value** | **1,086,405** | **264,891,655** | **9,033,149** | **275,011,209** |

| Liabilities | Quoted prices in active markets (Level 1) | Significant other observable imputs (Level 2) | Significant unobservable inputs (Level 3) | Total |
|---|---|---|---|---|
| Equities, ETFs, & options | 2,487 | 7,147 | | 9,634 |
| Preferred Equity | | 26,964,215 | | 26,964,215 |
| Corporate Bonds | | 6,770,751 | | 6,770,751 |
| CDs | | | | - |
| Municipal Bonds | | | | - |
| Government and agency obligations | | 5,253,297 | | 5,253,297 |
| Contingent payment arrangements | | | 11,500,000 | 11,500,000 |
| **Total liabilities measured at fair value** | **2,487** | **38,995,410** | **11,500,000** | **50,497,897** |

## 4. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2024:

| | Equities, ETFs, & options | Preferred stock | Corporate bonds | Municipal bonds | Government and agency obligations | Other investments | Contingent payment arrangements | Totals |
|---|---|---|---|---|---|---|---|---|
| **Predecessor** | | | | | | | | |
| Balance at December 31, 2023 | 218,528 | 992,509 | 68,496 | 4,382 | - | 9,853,312 | 12,235,000 | 23,372,227 |
| Unrealized gains (losses) | (150,292) | (165,750) | (56,551) | (4,506) | - | 1,703,518 | - | 1,326,419 |
| Purchases | 18,541 | 22 | 330 | 2,896 | 13 | 86,465 | - | 108,267 |
| Sales | (54,354) | (793,195) | (739) | - | - | (2,701,409) | - | (3,549,697) |
| Deductions | - | - | - | - | - | - | (735,000) | (735,000) |
| Transaction related adjustment | (32,423) | (33,586) | (11,536) | (2,772) | (13) | (8,941,886) | (11,500,000) | (20,522,216) |
| Balance at November 29, 2024 | - | - | - | - | - | - | - | - |
| | | | | | | | | |
| **Successor** | | | | | | | | |
| Balance at November 29, 2024 | - | - | - | - | - | - | - | - |
| Investments acquired in Transaction | 32,423 | 33,586 | 11,536 | 2,772 | 13 | 8,941,886 | 11,500,000 | 20,522,216 |
| Unrealized gains (losses) | 17,295 | (33,224) | (5,047) | 13,410 | - | - | - | (7,566) |
| Purchases | 18,792 | 3 | - | - | - | - | - | 18,795 |
| Sales | - | - | (2) | (294) | - | - | - | (296) |
| Balance at December 31, 2024 | 68,510 | 365 | 6,487 | 15,888 | 13 | 8,941,886 | 11,500,000 | 20,533,149 |

The Company recognizes transfers of assets between Levels at the end of each reporting period. There were no transfers between Level 1, Level 2, or Level 3 as of December 31, 2024.

The following represent financial instruments that are not carried at fair value on the Consolidated Statement of Financial Condition:

**Short-term financial instruments**: The carrying amount of short-term financial instruments, including cash and cash equivalents, segregated cash, and short-term bank loans are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration. These instruments have no stated maturity and carry interest rates that approximate market rates.

**Receivable and other assets:** Receivables from customers, broker-dealers, and other operating receivables are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration.

**COLI:** These financial instruments are carried at cash surrender value of the policies, which approximates fair value.

**Employee loans and advances:** These financial instruments have a stated maturity with a fixed interest rate, so fair value does not approximate the carrying amount. As of December 31, 2024, the Company estimated fair value of $301,703,993 based on estimated future cash flows and estimated discount rates compared to the carrying value of $309,401,372 on the Consolidated Statement of Financial Condition.

**Payables:** Payable to customers, broker-dealers, and other payables are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration.

**Liabilities subordinated to the claims of general creditors:** These financial instruments have a stated maturity with a fixed interest rate. As of December 31, 2024, the Company estimated fair value of $864,134,325 based on market quotes compared to the carrying value of $853,466,000 on the Consolidated Statement of Financial Condition.

## 5. SHORT-TERM BANK LOANS

The Company borrows from four banks in connection with the securities settlement process and to finance margin loans made to customers. As of December 31, 2024, the Company had borrowed $1,000,000 from uncommitted open lines of credit from the four banks. The borrowings minimum requirements were collateralized by customer-owned securities valued at approximately $380,000 and Company owned securities valued at approximately $7,080,500. Certain collateral amounts exceed the minimum requirements to allow for daily fluctuations. The borrowings are demand obligations and generally require interest based upon the federal funds rate. As of December 31, 2024, the weighted-average interest rate on these borrowings was approximately 5.05%. All of the remaining bank loans, which consist of overdrafts of depository accounts of $27,265,940, are not collateralized and have a term of six months or less.

## 6. SUBORDINATED LIABILITIES PAYABLE

In the Predecessor period, the Company held subordinated notes payable ("Notes") that were subordinated to the claims of general creditors. The Notes were approved by FINRA and amounts borrowed against the Notes were available in computing net capital under the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). On June 28, 2024, the Company borrowed an additional $70,000,000 as a takedown of subordinated debt from Penn Mutual. On November 29, 2024, the Company repaid $655,000,000 in principal to extinguish the Notes.

In the Successor period, the Company entered into an agreement with its Parent establishing a subordinated liability in the form of an equity loan of $853,466,000 (the "Loan"). The Loan is subordinated to the claims of general creditors. The Loan may only be repaid if the Company remains in compliance with its minimum net capital requirements. The Loan was approved by FINRA and amounts borrowed against the Loan are available in computing net capital under the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). At December 31, 2024, the Loan has an outstanding principal balance of $853,466,000.

The Loan bears interest at a rate of Term of one-month SOFR plus 10% per annum and matures on November 29, 2044, and is payable monthly.

## 7. LINE OF CREDIT

The Company has one unsecured line of credit (LOC) for $50,000,000 with US Bank, as of December 31st. 2024. The US Bank LOC bears interest at 25bps per annum of the average daily unused amount. Once drawn upon, the LOC bears interest at a rate to be determined at the time of the advance. The Company is subject to certain financial covenants, which require the Company to maintain certain minimum capital and tangible net worth levels, as well as net capital-to-debt ratios. The LOC Agreement also contains customary representations, warranties, affirmative and negative covenants, and events of default. AS of December 31, 2024 the Company was in compliance with all covenants.

In the Predecessor period, the Company also had one unsecured line of credit "LOC" with Penn Mutual Life Insurance Company, which beared interest at 25bps per annum of the average daily unused amount. This LOC which was closed on the closing date of the Transaction. In the Predecessor period, the Company had drawn on the US Bank LOC and the Penn Mutual Life Insurance Company LOC.

On May 23 , 2024, the Company drew $50,000,000 on the LOC with US Bank and subsequently repaid the full amount on June 3rd, 2024. Interest at the time of the draw, was 8.75% (prime rate of 8.5% + .25% margin).

## 7. LINE OF CREDIT(CONTINUED)

On May 28, 2024, the Company drew $50,000,000 on the LOC with Penn Mutual Life Insurance Company and subsequently repaid the full amount on June 3rd, 2024. Interest at the time of the draw, was 5.64% (1-month FHLB liquidity rate).

## 8. MEMBER'S EQUITY

The Predecessor Company entered into an operating agreement with The Penn Mutual Life Insurance Company (the "Member"), which sets forth the rights, obligations, and duties with respect to the Company. According to the operating agreement, the Member shall not be personally liable to creditors of the Company for debts, obligations, liabilities, or losses of the Company, except as required by law. The Member has the right, but is not required, to make capital contributions upon request of the Company. The Successor Company is not party to any operating agreements.

## 9. TAXES

For the predecessor period, the Company filed a consolidated federal income tax return with its parent, Penn Mutual, and was subject to taxation in the U.S. and various state jurisdictions. Based on the inter-company tax allocation agreements, each subsidiary's tax liability or refund was accrued on a benefits for loss basis.

## 10. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the SEC and the capital rules of the New York Stock Exchange ("NYSE"). The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. . As of December 31, 2024, the Company's net capital was $243,084,945 which was $224,176,374 in excess of 2% of aggregate debit items, as defined, and the Company's net capital percentage was 25.71%

Net assets of JTC of $12,329,511 are included as non-allowable assets in a consolidated computation of the Company's net capital, because the net assets of the subsidiary are not readily available for the protection of the Company's customers, broker dealers, and other creditors, as permitted by Rule 15c3-1.

## 11. GOODWILL AND INTANGIBLE ASSETS

ASC 350, *Intangibles – Goodwill and Other*, provides that goodwill is not amortized, and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. The Company tests for the impairment of goodwill and indefinite-lived intangible assets annually, or more frequently when negative conditions or triggering events occur, in accordance with ASC 350.

Under this guidance, a Company is first permitted to assess certain qualitative factors (referred to as "step zero"), and if it is determined, based on this qualitative assessment, to be more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company must perform the quantitative analysis of goodwill impairment test. The Company's operating activities are considered one reporting unit for the purpose of goodwill impairment testing. Management performs annual impairment testing as of September 30. Management's qualitative analysis did not indicate impairment of the goodwill asset. As of December 31, 2024, no impairment charges were recognized.

## 11. GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The following table presents our goodwill and identifiable intangible asset balances, net of accumulated amortization, and activity as of December 31, 2024:

| | |
|---|---|
| **Predecessor** | |
| Goodwill, December 31, 2023 | 140,423,194 |
| Adjustments | 10,844 |
| Goodwill, November 29th, 2024 | 140,434,038 |
| **Successor** | |
| Goodwill, November 30th, 2024 | - |
| Transaction by KKR | 535,916,465 |
| Goodwill, December 31, 2024 | 535,916,465 |

The following table presents our net intangible asset balances as of December 31, 2024:

| | |
|---|---|
| **Predecessor** | |
| Net intangible assets, December 31, 2023 | 5,326,157 |
| Additions | - |
| Amortization expense | (2,218,875) |
| Net intangible assets, November 29, 2024 | 3,107,282 |
| **Successor** | |
| Net intangible assets, November 30, 2024 | - |
| Additions | 1,359,610,000 |
| Amortization expense | (2,664,143) |
| Net intangible assets, Decemeber 31, 2024 | 1,356,945,857 |

| Intangible assets | | Useful Life |
|---|---|---|
| Trade name | 440,600,000 | Indefinite-lived |
| Client relationships | 919,010,000 | 30 years |
| | 1,359,610,000 | |
| | | |
| Accumulated amortization | | |
| Client relationships | (2,664,143) | |
| | (2,664,143) | |
| Net intangible assets | 1,356,945,857 | |

## 12. LEASES

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2024 are as follows:

| | | |
|---|---|---|
| 2025 | $ | 23,694,093 |
| 2026 | | 21,845,182 |
| 2027 | | 19,366,625 |
| 2028 | | 14,762,629 |
| 2029 | | 7,875,362 |
| Thereafter | | 13,196,018 |
| Total lease payments | | 100,739,909 |
| Less: imputed interest | $ | (2,601,006) |
| Total lease liabilities | $ | 98,138,903 |

Lease term and discount rate for operating leases as of December 31, 2024 are as follows:

| | |
|---|---|
| Weighted average remaining lease term | 5 years |
| Weighted average discount rate | 2.88% |

Other supplemental cash flow information related to operating leases as of December 31, 2024 are as follows:

| | |
|---|---|
| Cash paid for amounts included in the measurement of lease liabilities: | $ 20,623,036 |
| ROU asset obtained in exchange for lease obligations: | $ 9,366,444 |

## 13. COMMITMENTS AND CONTINGENCIES

The Company, together with various other brokers, dealers, corporations, and individuals, has been named as a defendant in a number of actual and threatened class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits and regulatory matters incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flow could be materially affected during any period in which these matters are resolved. In accordance with ASC 450, *Contingencies*, the Company has established provisions for estimated losses from pending complaints, legal actions, investigations, and proceedings.

## 13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursements. As of December 31, 2024, a reserve for litigation of $1,170,000 is included in Other Liabilities on the Consolidated Statement of Financial Condition.

The Company has outstanding commitments, which the Company estimates to be approximately $41,138,313 to provide certain existing financial consultants with loans as part of the Company's recruiting strategy for key revenue producing employees. The loans will be issued if the financial consultants achieve certain revenue targets in the future.

## 14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements as of December 31, 2024, at the fair values of the related securities, and will incur a loss if the fair values of the securities increase subsequent to December 31, 2024.

The Company may hold cash or cash equivalents in certain financial institutions over and above the Federal Depository Insurance Corporation ("FDIC") insurance limits of $250,000 per bank.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

As of December 31, 2024, the Company had utilized $282,739,368 of securities owned by customers as collateral for Option Clearing Corporation ("OCC") margin requirements.

## 15. EMPLOYEE BENEFIT PLANS

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Directors.

The Company has a nonqualified deferred compensation plan for certain financial consultants, which provides for full vesting after five or seven years.

The participants' balances change based on a variable rate of return. As of December 31, 2024, Corporate Owned Life Insurance (COLI) was held to fund this plan, which is carried at the cash surrender value of the underlying policies of $128,031,772. The Company also holds additional COLI policies to insure key financial advisors, which are also carried at the cash surrender value of the underlying policies of $110,693,367.

## 16. EQUITY AWARDS AND STOCK-BASED COMPENSATION

In conjunction with the Acquisition on November 29, 2024, the Company issued 263,068,489 Class A-1 Units and 69,447,116 Class A-2 Units. On December 30, 2024, June Topco, LLC ("June Topco") amended its LLC Agreement to include the authorization of an unlimited number of Class A-1 Units and Class A-2 Units.

Additionally, on December 30, 2024, June Topco introduced the Profits Interest Plan (the "Plan") which establishes the framework and terms of the incentive units to be issued by June Topco. The Plan authorizes June Topco to grant a maximum of 25,870,102 units ("Incentive Units" or "Class B Units") to officers, directors, managers, employees, consultants, and advisors of June Topco or its subsidiaries in exchange for their services and provide them with the opportunity to participate in the long-term growth and financial performance of June Topco. Unit holders are not required to make any capital contributions to June Topco in exchange for the Incentive Units and are entitled to receive distributions on their vested units upon achievement of threshold interest established by June Topco's Board of Managers ("Board") at the time the Incentive Unit is granted. Incentive Units issued under the Plan are subject to the terms and conditions of the LLC Agreement.

### Distributions

The Board of Managers has sole discretion regarding the amount and timing of Distributions to the Members. All such Distributions shall be made in the following order of priority: (i) first, one hundred percent (100%) to the Class A Members, ratably among such Class A Members in proportion to the aggregate Unreturned Class A Capital Amount with respect to the Class A Units then held by each such Class A Member until the Unreturned Class A Capital Amount in respect of all outstanding Class A Units is equal to zero; and (ii) second, one hundred percent (100%) to the Class A Members and the Class B Members holding Vested Class B Units, ratably among such Class A Members and Class B Members holding Vested Class B Units in proportion to the aggregate number of Class A Units and Vested Class B Units then held by each such Class A Member and Class B Member holding Vested Class B Units. No distributions (other than tax distributions) shall be made in respect of any Class B Unit that is not a Vested Class B Unit (any such Class B Unit, an "Unvested Class B Unit") at the time of such distribution and any amount that would otherwise be distributable in respect of a Class B Unit but for the fact that such Class B Unit is an Unvested Class B Unit shall instead be distributed to the holders of Class A Units and Vested Class B Units

### Liquidation Preferences

Upon a liquidation event, after all debts, liabilities and obligations have been paid, the remaining assets will be distributed ratably among the Class A-1 and Class A-2 Unit holders in proportion to the aggregate Unreturned Class A Capital Amount with respect to the Class A Units then held by each Class A Member until the Unreturned Class A Capital Amount in respect of all outstanding

## 16. EQUITY AWARDS AND STOCK-BASED COMPENSATION (CONTINUED)

Class A Units is equal to zero. Upon a liquidation event, Incentive Unit holders have a claim to net assets subordinate to debt holders and Members holding Class A Units.

### Voting Rights

Members holding Class A-1 Units vote together as a single class, and each Member holding Class A-1 Units entitled to one vote for each Class A-1 Unit held by such Member on all matters expressly required to be voted upon by the Members as provided in the LLC Agreement. The Class A-2 Units and the Class B Units have no voting power and no right to vote upon or approve of any matter to be voted upon or approved by the Members of the Company. The Board of Managers has sole discretion and authority to authorize a change of control or sale transaction, and no Members shall, unless otherwise expressly provided in the LLC Agreement, have the right to vote on or consent to any such change of control or sale transaction.

### Class A Units

The Class A-1 Units are issued and outstanding at the time of issuance. The Class A-2 Units have service and liquidity event conditions with 50% of the Class A-1 Units being time-vesting units and the remaining 50% that vest upon a change of control. For the time-vesting units, the units vest over twenty four equal installments at the end of each three-month period following the vesting commencement date and are subject to a liquidity event condition. If a liquidity event does not occur within ten years of the grant date, any outstanding units, including those that have satisfied the service conditions, are forfeited and cancelled. The remaining 50% of the Class A-2 Units vest upon a change of control.

A "liquidity event" is defined as a change of control or an initial public offering ("IPO"). A "change of control" is defined as the sale of all or substantially all of the assets of June Topco and its subsidiaries or a merger, recapitalization or other sale of equity securities that results in more than fifty percent of the voting power of June Topco being held by a person other than KKR or an employee benefit plan maintained by June Topco.

The Class A-1 and Class A-2 Units granted as part of the Acquisition have a total grant-date fair market value equal to the original issuance price of $5.00 per Class A Unit.

| | Grant-Date Fair Value |
|---|---|
| Class A-1 Units | 1,315,342,446 |
| Class A-2 Units | 347,235,580 |

No Class A-1 or Class A-2 Units were vested, forfeited or cancelled as applicable during the period.

### Class B Units

On December 30, 2024, the Board of Directors granted 21,676,898 Incentive Units under the Plan. The Incentive Units have service and performance conditions with 50% of the Incentive Units being time-vesting units such that 20% of the time-vesting units granted vest on each of the first five anniversaries of the vesting commencement date. The remaining 50% of the Incentive Units granted are performance-vesting units that vest upon a change of control if, as a result of such change of control, (i) the Sponsor Entities achieve an internal rate of return of at least 15% and (ii) the Sponsor Entities achieve a MOIC of at least 2.25x, subject to the participant's continued employment or service with June Topco or its subsidiaries through such change of control. Upon a change of control, any outstanding and unvested time-vesting Incentive Units shall fully vest, and any outstanding and unvested performance-vesting Incentive Units shall become vested if the performance conditions are met.

## 16. EQUITY AWARDS AND STOCK-BASED COMPENSATION (CONTINUED)

A "change of control" is defined as the sale of all or substantially all of the assets of June Topco and its subsidiaries or a merger, recapitalization or other sale of equity securities that results in more than fifty percent of the voting power of June Topco being held by a Person other than KKR or an employee benefit plan maintained by June Topco.

The Company utilizes the Black-Scholes valuation model for estimating the fair value of Incentive Units granted. Based upon the Black-Scholes valuation model, the time-vesting Incentive Units granted had a total grant-date fair market value of $27,205,844 and the performance-vesting Incentive Units granted had a total grant-date fair market value of $20,026,575.

The assumptions used in valuing the time-vesting and performance-vesting Incentive Units granted are as follows:

|  | 2024 |
| --- | --- |
| Expected volatility | 53.39% |
| Risk-free interest rate | 4.28% |
| Expected life of options (in years) | 5 years |
| Expected dividend yield | 0% |

The expected volatility is based on the increased implied volatility used by comparable public investment management companies. The risk-free rate is based on the U.S. Treasury yield curve for securities with comparable terms at the time of grant. The expected term represents the estimated number of years that Incentive Units will be outstanding prior to exercise using the simplified method.

No Incentive Units were vested, forfeited or cancelled during the period. The weighted average grant date fair value of the 10,838,449 time-vesting Incentive Units was $1.51, and the weighted average grant date fair value of the 10,838,449 performance-vesting Incentive Units was $1.06. There were no other options, restricted stock units, or other awards granted during the period ended December 31, 2024.

## 17. RELATED PARTY TRANSACTIONS

In the Predecessor period, the Company entered into transactions with Penn Mutual to provide annuity and insurance contracts to its customers as part of its normal course of business. The Company utilized Penn Mutual's internal audit, tax and executive oversight departments. The Company paid interest quarterly on the Notes and Line of Credit to Penn Mutual (see Note 6 and 7).

During the Successor period, the Company paid monthly interest on the Loan to our Parent entity (see Note 6).

## 18. SUBSEQUENT EVENTS

In accordance with ASC 855, *Subsequent Events*, we evaluate subsequent events that occurred after the Consolidated Statement of Financial Condition date but before the financial statements have been issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the Consolidated Statement of Financial Condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the Consolidated Statement of Financial Condition but arose after that date. The Company evaluated subsequent events through February 28, 2025, the date the consolidated financial statements were issued. Based on the evaluation the Company did not identify any recognized subsequent events that would have required adjustment or disclosure to the consolidated financial statements or non-recognized that required disclosure.



Supplemental Information

# JANNEY MONTGOMERY SCOTT LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2024

**Net capital:**

| | |
|---|---:|
| Total member's equity | $ 1,715,838,752 |

**Add:**

| | |
|---|---:|
| Subordinated borrowings allowable in computation of net capital | 853,466,000 |
| **Total capital and subordinated borrowings** | 2,569,304,752 |

**Deductions and/or charges:**

Non-allowable assets:

| | | |
|---|---:|---:|
| Employee loans and advances | 293,827,356 | |
| Goodwill and intangible assets | 1,892,862,322 | |
| Furniture, equipment, and leasehold improvements | 34,241,503 | |
| Receivable from customers | 983,215 | |
| Other investments | 11,555,901 | |
| Investments in subsidiaries, partnerships, and affiliates | 12,669,131 | |
| Other assets | 42,093,256 | |
| | | 2,288,232,684 |
| Aged fails-to-deliver | | 744,919 |
| Aged short security differences and unconfirmed transfers in excess of 40 calendar days | | 1,300,628 |
| Other deductions and/or charges | | 3,200,326 |
| **Total deductions and/or charges** | | 2,293,478,557 |
| **Net capital before haircuts on securities positions** | | $ 275,826,195 |

# JANNEY MONTGOMERY SCOTT LLC

## Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (continued)

### December 31, 2024

| | |
|---|---:|
| **Haircuts on securities positions:** | |
| Trading and investment securities | $ 32,741,250 |
| Total haircuts on securities positions | 32,741,250 |
| | |
| **Net capital** | 243,084,945 |
| | |
| **Computation of net capital requirement:** | |
| 2% of aggregate debit items (or $1,000,000 if greater) as shown in formula for reserve requirements | 18,908,571 |
| **Excess net capital** | $ 224,176,374 |
| | |
| **Net capital percentage** | 25.71% |

*The above computation does not materially differ from the Computation of Net Capital under Rule 15c3-1 in the December 31, 2024 FOCUS Report filed as of January 27, 2025.*